[Letterhead of Wilson Sonsini Goodrich & Rosati, P.C.]

August 5, 2020

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549

Re:    Microchip Technology Incorporated
Form 10-K for fiscal year ended March 31, 2020
Commission File No. 0-21184

Ladies and Gentlemen:

On behalf of Microchip Technology Incorporated (the “Company”), we have attached the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter dated July 22, 2020 relating to the Company’s Form 10-K for the fiscal year ended March 31, 2020.
If you should have any questions regarding the Company’s response, please do not hesitate to contact the undersigned at (512) 338-5439.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta
J. Robert Suffoletta, Esq.

CC:     Charles Eastman, Securities and Exchange Commission
Effie Simpson, Securities and Exchange Commission
J. Eric Bjornholt, Microchip Technology Incorporated

MICROCHIP TECHNOLOGY INCORPORATED
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE COMMISSION COMMENTS
AS SET FORTH IN THE STAFF’S LETTER DATED JULY 22, 2020

This memorandum sets forth the responses of Microchip Technology Incorporated (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated July 22, 2020 relating to the Company’s Form 10-K for the fiscal year ended March 31, 2020.
This memorandum is being filed via EDGAR. For convenience, the Company has incorporated the Staff’s comments in bold typeface before each of its responses.
Form 10-K for the fiscal year ended March 31, 2020
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 43
1. We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed. In addition to discussing the reasons for the change (or lack thereof), revise your disclosures in future filings to quantify the reasons for the change in order for an investor to discern the relative contribution of each of the multiple components cited to the total change. As part of your response, please provide us with an example of the disclosure to be included in future filings based on current results.
Microchip Response:
In response to the Staff’s comment, the Company will revise future filings to disclose and comment on material changes that it is able to quantify. The Company will also include a qualitative discussion of factors and trends that it believes have contributed to changes in net sales and the relative contribution each factor is believed to have had on net sales. An example of this revised disclosure is presented below and was included in the Company’s Form 10-Q for the quarter ended June 30, 2020 (the “June 10-Q”).

Net sales

	Three Months Ended
	June 30,
	2020	2019	Change
Net sales	$1,309.7	$1,322.6	(1.0)%

The decrease in net sales for the three months ended June 30, 2020 compared to the three months ended June 30, 2019 was primarily due to adverse demand fluctuations in the markets we serve. As an indication of these adverse fluctuations, the net sales value of inventory at our distributor customers increased $16.5 million during the three months ended June 30, 2020 compared to a decrease of $27.2 million during the three months ended June 30, 2019. Excluding the change in inventory levels at our distributors, end market demand decreased by 4.2%, and was negatively impacted by general economic conditions and the impact of the COVID-19 pandemic. These adverse conditions did not impact each of the end markets we serve in the same manner. For instance, in the three months ended June 30, 2020 compared to the three months ended June 30, 2019, we experienced relatively weaker demand for our products that are used in the consumer, automotive and industrial markets and relatively stronger demand for our products that are used in the computing, communications and aerospace and defense markets. Due to the size, complexity and diversity of our customer base, we are not able to quantify the impact that general economic conditions and the COVID-19 pandemic had on each of our end markets.

Other factors that we believe contributed to changes in our reported net sales for the three months ended June 30, 2020 compared to the three months ended June 30, 2019 and which are drivers of long-term trends in our net sales but which factors we are not able to quantify include:

•	semiconductor industry conditions;

•	our various new product offerings that have increased our served available market;

•	customers’ increasing needs for the flexibility offered by our programmable solutions; and

•	increasing semiconductor content in our customers’ products.

In considering the above disclosure, the Company advises the Staff that it is not able to accurately quantify all of the factors driving the change in its net sales and, to do so would be extremely difficult and cost prohibitive. The Company’s inability to quantify such matters relates to the fact that (i) the Company sells products to more than 120,000 unique end customers, (ii) the Company’s customer base is very diverse as its largest end customer represents less than 3.5% of net sales and (iii) the Company does not track net sales by end market. End market sales are difficult to quantify since the Company’s customers represent business enterprises across the globe with manufacturing sites and end customers that are not always aligned. Also, the location of manufacturing activities (i.e., the location of Microchip’s customers) and jurisdiction of end market consumption (where the consumer or end market is located) are not always aligned or known to the Company. Further, the Company’s customers may not use its products in all models of the customer’s product portfolio or in the customer’s models consistently year to year. These factors make it extremely difficult and cost prohibitive to accurately quantify the impact of known market drivers or geographic trends on the Company’s net sales or to benchmark changes in net sales to publicly available information, such as automotive production metrics. While the Company is not able to completely and accurately quantify such impacts, the Company is able to make qualitative statements based on information it has on factors impacting customer orders through its network of sales and support personnel and the Company believes such statements are useful to investors.

2. We note your discussion of gross profit and the factors affecting it and it appears to be difficult for an investor to discern the relative contribution of each of multiple components to the total change in cost of revenues and the resultant gross profit. Given this and the significance of cost of sales, please revise future filings to separately quantify and discuss factors responsible for changes in the levels of cost of sales on a consolidated basis and by segment. Please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components that offset each other should be separately disclosed, quantified, and discussed rather than netting them. Please also consider FR-72 to make your disclosures user-friendly and clear. As part of your response, please provide us with examples of your intended disclosures based on current financial results.

Microchip Response:
In response to the Staff’s comment, the Company included the revised disclosure below in its June 10-Q to quantify the factors responsible for changes in the levels of cost of sales on a consolidated basis. In such disclosure, among other things, the Company quantified the impact that its licensing business segment had on its consolidated gross margin. The Company does not believe that it would add further meaningful disclosure to separately quantify and discuss factors by segment since the Company’s technology licensing segment represents less than 2% of overall net sales and has no cost of goods sold while the Company’s semiconductor segment represents the balance of its consolidated results.

Gross profit

Our gross profit in the three months ended June 30, 2020 was $798.3 million, or 61.0% of net sales, compared to $815.2 million, or 61.6% of net sales, in the three months ended June 30, 2019. The following table summarizes the material and primary drivers of our change in gross profit as a percent of net sales, with the material factors discussed in more detail below the table (dollars in millions).

Gross Profit	% of Net Sales
$ 815.2	61.6%	Three months ended June 30, 2019
(10.1)	—	Decrease in semiconductor net sales at June 30, 2019 gross margins and excluding the impact of other factors quantified in this table
(6.6)	(0.5)%	Impact of unabsorbed capacity charges
(3.0)	(0.3)%	Impact of higher costs per unit related to sold inventory
3.4	0.3%	Increase in net sales to licensing customers, which has no associated cost of sales
(0.6)	(0.1)%	Other individually immaterial factors
$ 798.3	61.0%	Three months ended June 30, 2020

Unabsorbed capacity charges - When production levels are below normal capacity, which we measure as a percentage of the capacity of the installed equipment, we charge cost of sales for the unabsorbed capacity. During the three months ended June 30, 2020, we operated at below normal capacity levels due to lower demand for our products primarily related to general economic conditions and uncertainty from the COVID-19 pandemic resulting in unabsorbed capacity charges of $13.9 million compared to unabsorbed capacity charges of $7.3 million in the three months ended June 30, 2019. We adjust our wafer fabrication and assembly and test capacity utilization as required to respond to actual and anticipated business and industry-related conditions.

Higher costs per unit related to sold inventory - Our product cost per unit may fluctuate over time due to cost of materials and other factors and also fluctuate based on the mix of products sold. During the three months ended June 30, 2020, product mix resulted in $3.0 million higher cost of goods sold and decrease in gross profit than the comparable metric in the three months ended June 30, 2019.

Item 9A. Controls and procedures, page 53

3. We note that two material weaknesses were remediated as of March 31, 2020 and your internal controls over financial reporting were effective. On page 18, you disclose that recent system improvements have not been fully effective in preventing attacks on your data and breaches to your security. Considering that you expect to transition more of Microsemi's processes throughout the remainder of calendar year 2020, and that you require most team members to work from home to the extent possible, please consider the need to disclose any changes in internal controls over financial reporting in future periodic reports. Please refer to Corporation Finance Disclosure Topics 9 and 9A.

Microchip Response:
The Company advises the Staff that it completed the acquisition of Microsemi Corporation in May 2018 and has been integrating the acquisition since that time. As of March 31, 2020, the Company had effective internal control over financial reporting, including over the material unintegrated aspects of former Microsemi accounting and reporting processes. The Company’s work from home efforts were also in place as of March 31, 2020 and throughout the reporting process for the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020. The Company considered the examples in the Corporation Finance Disclosure Topics 9 related to the impact the COVID-19 circumstances had on its internal control and assessed the impact of having a remote workforce for its fiscal year end and reporting processes. The Company determined the impact was not material, principally based on the fact that (i) many of the finance and accounting workforce had previously occasionally worked remotely, (ii) many of the Company’s team members are dispersed geographically and interact frequently with peers, managers or other team members in different geographic locations or time zones, and (iii) the Company noted no material instances where its internal control over financial reporting and disclosure controls and procedures were changed as a result of team members working remotely (i.e., there was not a meaningful impact on the Company’s processes or the manner or timeliness in which the controls operated). The Company will reassess quarterly whether there have been any material changes to its internal control over financial reporting, including those that result from the integration of former Microsemi activities or as a result of its continued efforts to combat cybersecurity risks. For the quarter ended June 30, 2020, the Company concluded there was not a material change. The Company will continue to consider Disclosure Topics 9 and 9A and reflect material changes in its business in future quarterly filings.

Note 12. Commitments and Contingencies, page F-41
4. Please expand your disclosure for your pending cases (e.g.,the Federal Shareholder Class Action Litigation, the State Derivative Litigation, and Continental), to comply with the requirements of ASC 450. Pursuant to ASC 450-20-30-1 and ASC 450-20-50-3, revise your disclosures to indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

Microchip Response:

The Company advises the Staff that material litigation related matters are summarized under a heading Legal Matters and other contingency types, such as purchase obligations and indemnification contingencies, are separately disclosed and quantified in Note 12 on page F-41 of the June 10-Q. The nature of each material legal matter is disclosed under the heading, Legal Matters and, as contemplated by Item 103 of Regulation SK, each matter includes a description of the allegations, the name of the court case and the status of the proceedings. The Company’s disclosure on page F-43 of the June 10-Q includes that “the Company’s estimate of the aggregate potential liability that is possible but not probable is approximately $100 million in excess of amounts accrued.” This estimate is made based on the Company’s assessment of what is reasonably possible for all legal matters collectively. The Company believes this disclosure is consistent with the objective of ASC 450 which is to provide disclosure such that readers can understand the reasonably possible impact to the financial statements and that the Company’s disclosure of such amount in the aggregate accomplishes that objective. Within the context of the Company’s financial statements taken as a whole, the Company does not believe the reasonably possible loss for any individual matter is material.

Note 13. Income Taxes, page F-44
5. We note that your effective tax rate for fiscal 2020 includes a $334.8 million tax benefit related to intra-group transfers of certain intellectual property rights which reduced your effective tax rate by 222.9%. In addition, you disclosed on page F-48 that "In April 2020, the Company became aware of a withholding tax regulation that could be interpreted to apply to certain of its previous intra-group transactions." To enable an investor to better understand your disclosure, please provide some detail on the scope of the transactions covered by the withholding tax regulation. For example, quantify what portion of the $334.8 million tax benefit may be impacted by the regulation as well as the approximate size of any other previously recorded transfers, if material.

Microchip Response:

The Company advises the Staff that in April 2020 it became aware and initiated an analysis of certain withholding tax regulations that could be interpreted to apply to certain of its previous intra-group transactions. This matter was unrelated to the $334.8 million tax benefit and had no impact on that intra-group transfers of those specific intellectual property rights. Due to the age and diversity of the rules in question as well as the applicability of numerous tax treaties, the analysis is complex.  During our first fiscal quarter ended June 30, 2020, the Company evaluated the interpretations of these rules as it applies to its facts and circumstances for tax years remaining open under the applicable statutes of limitation and in response the Company recorded an immaterial income tax expense.

Form 8-K furnished on May 7, 2020
Exhibit 99.1
Use of Non-GAAP Financial Measures, page 7
6. Please clarify the nature of the adjustment titled “COVID-19 shelter in place restrictions on manufacturing activities.” In your response, tell us how you reasonably quantified this adjustment, the length of time within the quarter that applied to its calculation, and the related amount applicable to the quarter ended June 30, 2020. We may have further comment upon reviewing your response.

Microchip Response:
The Company notes for the Staff that substantially all of its manufacturing activities were impacted by shelter in place restrictions that prevented its sites from operating at normal levels. The Company calculated the equivalent number of days of lost production at each site and quantified the costs associated with such impact (primarily compensation for idled employees, depreciation, utilities, and other fixed overheads). In total, the adjustment for COVID-19 shelter in place restrictions during the quarter ended March 31, 2020 of $3.3 million, represented lost production at seven (7) sites with an average of five (5) days of lost production. The amount of the non-GAAP adjustment was quantified by accumulated fixed overhead costs for the period factored by the percentage of lost production days. For the quarter ended June 30, 2020, the same calculation was performed and resulted in an adjustment of $2.8 million, representing lost production at ten (10) sites with an average of four (4) days of lost production.

The Company included the adjustments to its non-GAAP results as the charges resulted from the Company’s inability to operate its manufacturing activities during these days as a result of restrictions imposed by local or other governments. The Company had not closed its manufacturing operations or had production adversely impacted previously as a result of local government restrictions on employee movements and does not expect to incur such costs again during the next two years after the COVID-19 pandemic has passed. The Company’s adjustment included amounts that could be objectively quantified and excludes other operational costs (e.g., increased transportation and warehousing costs, increased cleaning costs, lower production levels and inventory markdowns) that could not be clearly separated from business conditions, changes in demand or Company actions.

Microchip Technology Incorporated

By: /s/ J. Eric Bjornholt

J. Eric Bjornholt,
Chief Financial Officer

August 5, 2020